March 9, 2018

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention: Anne Nguyen Parker, Esq.

Re:	Imperial Garden & Resort, Inc.
Registration Statement on Form F-1
(File No. 333-216694)

Dear Ms. Parker:

Acting on behalf of the underwriters, we hereby join in the request of Imperial Garden & Resort, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 4:15 p.m., Eastern Standard Time, on March 12, 2018, or as soon thereafter as practicable.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very Truly Yours,
By: Network 1 Financial Securities, Inc.

By:	/s/ Damon Testaverde
Name:	Damon Testaverde
Title:	Chief Executive Officer